For Period ended 05/31/05                                               Series 1
File Number 811-4019

Sub-Item 77D(a): Policies with respect to security investments
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On November 17, 2004, the Cornerstone Strategy Fund's Board of Trustees approved a change to the U.S. stocks investment category to include the addition of investments in exchange-traded funds (ETFs) in excess of the limits set forth in section 12(d)(1) of the Investment Company Act of 1940 in reliance on certain exemptive orders issued by the Securities and Exchange Commission. With respect to the U.S. stocks investment category, effective February 28, 2005, the Fund may invest up to 50% in ETFs, but such investments in ETFs shall not exceed more than 25% of the Fund's total assets.